November 9, 2006
H. Roger Schwall, Assistant Director
Shannon Buskirk
April Sifford, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., mail stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 6, 2006
File No. 001-05153
Letters to United States Securities and Exchange Commission
dated June 2, 2006, July 14, 2006 and August 31, 2006
Dear Mr. Schwall, Ms. Buskirk and Ms. Sifford:
     Set forth below is a supplemental response from Marathon Oil Corporation to Comments of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated October 16, 2006, concerning Marathon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Marathon’s letter to the Staff dated July 14, 2006.
     For your convenience, we have repeated the comments prior to the response. The comment is highlighted in bold.

Form 10-K as of December 31, 2005
Financial Statements
Comment 1
Attachment A in your July 14, 2006 response 6 presented a draft of your proposed disclosure for year-end 2006. We believe this disclosure should address additional items:
a)	SPE standards allow reserve auditors to accept, generally without independent verification, company-furnished information regarding ownership, production, historical operating and developmental costs, product prices, licenses and agreements relating to operations and sales of production;

b)	Since only a portion — between 14% and 35% — of your reserves have been examined each year, the phrase “in the aggregate” does not appear to be applicable to all Marathon’s proved reserves for a given year;

c)	SEC proved reserve criteria — e.g. Rule 4-10(a)(2), (3) and (4) of Regulation S-X, Financial Accounting Standard 69 — are not specifically referenced by the SPE’s audit guide;

d)	“generally accepted petroleum engineering and evaluation practices” are not specifically identified or compiled. Please discuss those practices utilized by your corporate reserves group and reserves auditor.
Of course, you may discuss any of these items where your arrangements with your auditor differ from those prescribed by the SPE.
Response 1
With respect to the comments above, we are proposing to amend our disclosure set forth in Attachment A to our July 14, 2006 letter by removing all references to the SPE Standards Pertaining to Estimating and Auditing of Oil and Gas Reserves Information and focus instead on Marathon’s process for estimating net recoverable quantities of oil and natural gas. The revised disclosure for our Form 10-K for fiscal year ended December 31, 2006, is set forth below.

PROPOSED-Excerpt from Critical Accounting Estimates Section of Form 10-K
     Certain accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.
Estimated Net Recoverable Quantities of Oil and Natural Gas
     We use the successful efforts method of accounting for our oil and gas producing activities. The successful efforts method inherently relies on the estimation of proved oil and natural gas reserves, both developed and undeveloped. The existence and the estimated amount of proved reserves affect, among other things, whether certain costs are capitalized or expensed, the amount and timing of costs depreciated, depleted or amortized into income and the presentation of supplemental information on oil and gas producing activities. Both the expected future cash flows to be generated by oil and gas producing properties used in testing such properties for impairment and the expected future taxable income available to realize deferred tax assets also rely, in part, on estimates of net recoverable quantities of oil and natural gas.
     Proved reserves are the estimated quantities of oil and natural gas that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change. During 2006, net revisions of previous estimates increased total proved reserves by XX million boe (XX percent of the beginning-of-the-year reserves estimate). Positive revisions of XX million boe were partially offset by XX million boe in negative revisions.
     Our estimation of net recoverable quantities of oil and natural gas is a highly technical process performed by in-house teams of reservoir engineers and geoscience professionals. All estimates prepared by these teams are made in compliance with SEC Rule 4-10(a)(2),(3), and (4) of Regulation S-X and SFAS No. 25 and disclosed in accordance with the requirements of SFAS No. 69. All changes to reserve estimates are reviewed and approved by members of our Corporate Reserves Group. Any change to proved reserves estimates in excess of 2.5 million boe on a total-field basis, within a single month, must be approved by the Director of Corporate Reserves, who reports to our Chief Financial Officer. The Corporate Reserves Group may also perform separate, detailed technical reviews of reserve estimates for significant fields that were acquired recently or for properties with problematic indicators such as excessively long lives, sudden changes in performance or changes in economic or operating conditions.
     Third-party consultants are engaged to prepare independent reserve estimates for fields that make up 80 percent of our reserves over a rolling four-year period. At December 31, 2006 we had met this goal. For 2006, Marathon has established a tolerance level of 10 percent for third-party reserve estimates such that the third-party consultants discontinue their estimation activities once their results are within 10 percent of Marathon’s internal estimates. Should the third-party consultants’ initial analysis fail to reach our tolerance level, the consultants re-examine the information provided, request additional data and refine their analysis if appropriate. If, after this re-examination, the third-party consultants cannot arrive at estimates within our tolerance, we would adjust our reserve estimates as necessary. This independent third-party reserve estimation process did not result in significant changes to our reserve estimates in 2006, 2005 or 2004.
     The reserves of the [to be completed when 2006 reserves are available] comprise approximately XX percent of our total proved oil and natural gas reserves as of December 31, 2006. The next five largest oil and gas producing asset groups — [to be completed when 2006 reserves are available] — comprise a total of approximately XX percent of our total proved oil and natural gas reserves.
     Depreciation and depletion of producing oil and natural gas properties is determined by the units-of-production method and could change with revisions to estimated proved developed reserves. The change in the depreciation and depletion rate over the past three years due to revisions of previous reserve estimates has not been significant. A five percent increase in the amount of oil and natural gas reserves would change the depreciation and depletion rate from $X.XX per barrel to $X.XX per barrel, which would increase pretax income by approximately $XX million annually, based on 2006 production. A five percent decrease in the amount of oil and natural gas reserves would change the depreciation and depletion rate from $X.XX per barrel to $X.XX per barrel and would result in a decrease in pretax income of approximately $XX million annually, based on 2006 production.

Marathon acknowledges that (a) the adequacy and accuracy of the disclosure in the filing are Marathon’s responsibility, (b) the Staff’s comments or changes made in response to the Staff’s comments do not foreclose the Commission from taking any action on the filing and (c) Marathon may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please acknowledge receipt of this response letter by electronic confirmation. Please call the undersigned at 713-296-4131, Michael K. Stewart, Vice President, Accounting and Controller at 713-296-4333, or Richard J. Kolencik, General Attorney at 713-296-2535, if you have any questions regarding this submission.
Very truly yours,

Janet F. Clark
Senior Vice President and
Chief Financial Officer